

January 29, 2014

Via E-mail
Stephen S. Trevor
Chief Executive Officer
Boulevard Acquisition Corp.
399 Park Avenue, 6th Floor
New York, NY 10022

> **Re:** **Boulevard Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed January 13, 2014**
> **File No. 333-193320**

Dear Mr. Trevor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure throughout the prospectus that you may pursue acquisition opportunities in any industry. However, in your response to us you also appear to state that you intend to focus on industries or sectors that complement the management team's background. Please revise your disclosure to clarify, if true, that you intend to focus on combinations that complement your management team's background to allow investors to understand the potential nature of such combinations.

Summary, page 1

2. We note your response to our prior comment 8 and reissue in part. Please revise to disclose specific instances reflecting management's experience, which includes Mr. Trevor, identifying businesses in similar acquisition transactions. Furthermore, if management has no prior experience identifying businesses in similar acquisition

transactions with other blank check companies, please disclose. In this regard, please provide a discussion of prior transactions for each of your officers and explain in greater detail how those experiences relate to the process of identifying and selecting a business combination target by the registrant.

Investment Criteria, page 3

3. We note your response to our prior comment 11 and reissue in part. Please elaborate on the "company specific analysis and due diligence review" you intend on conducting.

Initial Business Combination, page 4

4. We note your disclosure that if your business combination involves more than one target business the 80% of net assets test will be based on the aggregate value of the target businesses "at the time of the agreement to enter into the initial business combination." Please revise your disclosure here and elsewhere as appropriate to state whether the multiple targets will be treated together as your "initial business combination" such that a tender offer or stockholder approval, as applicable, would address all such target businesses.

Proposed Business, page 68

5. We note your response to our prior comment 18 and reissue in part. In light of your response that you intend to focus on "industries or sectors that complement the management team's background," please clarify specifically what types of industries or sectors you refer to. In this regard, we note that your executive team and board of directors have experience in varied fields, ranging from private equity to software.

Conflicts of Interest, page 97

6. We note your response to our prior comment 25 and find it unresponsive. In light of your disclosure on page 68 that the Company "may acquire a company in which Avenue owns a debt position," it appears that there is a significant potential for conflicts of interest. Furthermore, our prior comment was not directed solely at the ownership of Avenue entities. Please provide, for each executive officer, a list of entities for which a conflict of interest may or does exist concerning each company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities relative to your company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Alan I. Annex, Esq.
        Greenberg Traurig, LLP